December 29, 2021

VIA EDGAR SUBMISSION

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant Christine Dietz, Senior Staff Accountant

Re:	Ribbon Communications Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-38267

Dear Ms. Akst and Ms. Dietz:

We are writing to follow up on the conversation between outside counsel to Ribbon Communications Inc. (the “Company”) and Christine Dietz from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on December 28, 2021. Pursuant to that conversation, we are formally confirming an extension to respond to the Staff’s comment letter dated December 17, 2021, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2020 filed by the Company (the “Comment Letter”).

As confirmed in the conversation between our outside counsel and Christine Dietz, the Company will respond to the Comment Letter on or before January 14, 2022.

We are grateful for the Staff’s accomodation in this matter. Should you have any questions regarding this letter, please do not hesitate to contact me at (972) 692-1809, or our outside counsel, Betty Segaar, at (804) 690-9677. Thank you.

Sincerely,

/s/ Miguel A. Lopez

Miguel A. Lopez

Chief Financial Officer

cc:	Patrick Macken, Executive Vice President, Chief Legal Officer and Corporate Secretary, Ribbon Communications Inc.
David W. Ghegan, Partner, Troutman Pepper Hamilton Sanders LLP
Betty L. Segaar, Counsel, Troutman Pepper Hamilton Sanders LLP